Exhibit 99.1

NEWS RELEASE

IAMGOLD’S SUCCESSFUL EXECUTION OF COST REDUCTION PROGRAM

LEADS TO LOWERING OF COST GUIDANCE

ON THE BACK OF Q2 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Refer to the interim Management Discussion and Analysis (MD&A) and unaudited consolidated Financial Statements for more information.

Toronto, Ontario, August 12, 2013 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported its unaudited consolidated financial and operating results for the second quarter ending June 30, 2013.

•	Attributable gold production was 224,000 ounces (including 10,000 pre-commercial ounces from Westwood); attributable sales were 201,000 ounces.

•	Total cash costs[1] for all gold mines[2] were $787 an ounce, below the bottom of the guidance range.

•	All-in sustaining costs[1] for all gold mines[2] were $1,196 an ounce.

•	With 55% of cost reduction target achieved and on track to reaching $100 million target by end of 2013, we are lowering:

•	Total cash costs[1] 2013 guidance for all gold mines[2] to $790-$840 an ounce from $850-$925 an ounce.

•	All-in sustaining costs[1] 2013 guidance for all gold mines[2] to $1,150-$1,250 an ounce from $1,200-$1,300 an ounce.

•	Production guidance of 875,000 to 950,000 ounces for all gold mines[2] maintained for 2013.

•	Westwood ramping up and on track to meeting 130,000-150,000 ounce production target for 2013.

•	Adjusted net earnings attributable to equity holders[3] were $30.2 million, or $0.08 per share.

•

Reported net losses attributable to equity holders were $28.4 million, or $0.08 a share, inclusive of $39.3 million in impairment charges related to marketable securities and equity accounted investments (at market value).

•	Net cash from operating activities before changes in working capital[3] was $68.3 million, or $0.18 per share.

•	Ended the quarter with cash, cash equivalents and gold bullion (at market value) of $607.9 million.

•	Maintained semi-annual dividend of $0.125 per common share.

“The rigorous implementation of our cost cutting program, with 55% of our target achieved to date, supports our decision to lower cost guidance to $790-$840 from $850-$925,” said Steve Letwin, President and CEO. “We are very encouraged by these results and by the diligence with which we’ve seen employees at our sites working to deliver on this initiative. I’m confident that our cost cutting efforts in the second half of the year will continue to effect sustainable reductions to our cost structure.

“Overall, our operations are performing within expectations,” continued Mr. Letwin. “Westwood is ramping up and we are on track to meeting our production guidance. At the same time, we are reviewing our mine plans in light of lower gold prices. Our most important priorities continue to be cost reduction, preservation of liquidity and disciplined capital allocation. Optimizing our existing operations and deferring future expansion and development projects are critical to maintaining strong cash flow.”

SECOND QUARTER 2013 HIGHLIGHTS

Accounting for Joint Venture Interests

As a result of the adoption of International Financial Reporting Standards (“IFRS”) 11, Joint Arrangements, effective January 1, 2013, we began accounting for our joint venture interests, Sadiola (41%) and Yatela (40%), using the equity method of accounting instead of proportionate consolidation. We now reports earnings from these joint ventures in the consolidated statements of earnings in one line as share of net earnings (losses) from investments in associates and joint ventures (net of income tax). Although there is no change to net earnings and earnings per share, individual line items such as revenues, cost of sales and income tax expense were affected by collapsing the impact of Sadiola and Yatela to one line. In addition, consolidated net cash from operating activities, investing activities and financing activities within the consolidated statements of cash flows were impacted due to the differences in equity accounting as compared to proportionate consolidation. Refer to note 2(c)(ii) of the consolidated interim financial statements for more information. We continue to present operational information about our joint ventures, including, but not limited to gold production, total cash costs, and all-in sustaining costs. For comparability, prior year figures have been restated using the equity method of accounting.

Financial Performance

•

Revenues for the second quarter 2013 were $301.1 million, down $63.4 million from the same prior year period. The decrease was mainly due to lower average realized gold prices ($42.0 million) and volume of gold sales ($22.6 million), partly offset by higher niobium sales ($1.4 million). The reduction in sales volume was related to lower production, as expected, at Essakane and Rosebel, due to lower throughput and lower grades, and timing differences between production and sales.

•

Cost of sales for the second quarter 2013 was $212.6 million, up $11.0 million from the same prior year period. The increase was a result of higher operating costs ($13.6 million) and higher depreciation expense ($1.0 million), partially offset by lower royalties from lower average realized gold prices ($3.6 million). Operating costs were higher primarily due to the planned processing of Mouska ore compared to the same prior year period when the ore was being stockpiled ($26.4 million) and higher costs from increased mining activity and longer hauling distances at Rosebel ($10.2 million), partially offset by the impact of a power cost adjustment ($12.6 million) and lower sales volume ($12.0 million).

•	Adjusted net earnings attributable to equity holders[3] for the second quarter 2013 were $30.2 million ($0.08 per share3) compared to $75.3 million ($0.20 per share) for the same prior year period.

•

Net losses attributable to equity holders for the second quarter 2013 were $28.4 million ($0.08 per share), compared to net earnings of $52.9 million ($0.14 per share) in the second quarter 2012. The decrease was mainly related to lower revenues and higher cost of sales ($74.4 million), higher investment impairments ($24.4 million) and higher losses from investments in associates and joint ventures ($11.2 million), partially offset by lower income tax expense ($18.5 million) and higher gains from changes in estimates of asset retirement obligations at closed sites ($13.8 million). The investment impairments included a $16.1 million charge related to a decline in the market value of our marketable securities and a $23.2 million charge for our equity accounted investments in Galane Gold Ltd. and INV Metals Inc. as a result of the significant decline in the market value of the shares.

•

Net cash from operating activities for the second quarter 2013 was $37.9 million, compared to $69.6 million in the same prior year period. The decrease was mainly due to lower revenues and higher cost of sales ($74.4 million) and higher changes in non-cash working capital items and non-current ore stockpiles ($26.5 million), partially offset by lower income taxes paid ($58.0 million).

•

Net cash from operating activities before changes in working capital[3] for the second quarter 2013 was $68.3 million ($0.18 per share3), down from $73.5 million ($0.20 per share) from the same prior year period.

Financial Position

•

Cash, cash equivalents and gold bullion (at market value) was $607.9 million as at June 30, 2013, down $255.4 million from March 31, 2013. The decrease was mainly due to capital expenditures related to mining assets ($190.0 million), loans provided to related parties ($21.7 million), interest paid ($18.9 million) and a decline in the market value of gold bullion holdings due to a lower closing gold price ($54.7 million), partially offset by cash from operating activities ($37.9 million).

•	As at June 30, 2013, no funds were drawn against the Company’s $750 million total unsecured revolving credit facilities.

Production, Costs and Margins

Gold Operations

•

Attributable total gold production, inclusive of joint venture operations, was 224,000 ounces in the second quarter 2013, up 20,000 ounces or 10% from the same prior year period. Gold production was higher due to the Mouska mine (39,000 ounces), pre-commercial production from the Westwood mine (10,000 ounces), and Sadiola (2,000 ounces), partially offset by the impact of lower grades, as expected, at Essakane (19,000 ounces) and lower throughput and grades, as expected, at Rosebel (12,000 ounces). With the ramp-up of production from the Westwood mill, we are on track to meeting our annual production guidance.

•

Attributable sales volume, inclusive of joint ventures operations, for the second quarter 2013 was 201,000 ounces compared to attributable gold production from commercial operations of 214,000 ounces. The main reason for the 13,000 ounce variance was that gold produced late in June at Mouska (6,000 ounces) was not sold until the first week of July.

•

Total cash costs[1] for all gold mines[2] for the second quarter 2013 were $787 per ounce, unchanged from the first quarter of 2013 and up 7% from the same prior year period. Cash costs in the quarter were favourably impacted by an adjustment to the power cost accrual at Rosebel reflecting the updated contract parameters, including the impact of the gold price. Excluding the portion of the adjustment pertaining to periods prior to the second quarter, total cash costs for all gold mines would have been $838 per ounce. The year-over-year increase was mainly due to the impact of expected lower grades and the increase in processing hard rock, together with inflationary cost pressures across all sites. However, we benefited from mine re-sequencing, mostly at Rosebel, which allowed us to access ore with a higher grade than what otherwise would have been mined.

•

All-in sustaining costs[1] for all gold mines[2] for the second quarter 2013 were $1,196 per ounce sold, up 10% from the same prior year period. The year-over-year increase is attributed to lower grades and harder rock, along with the increase in sustaining capital expenditures required to support the higher hard rock capacity levels at Rosebel and Essakane.

•	With 55% of cost reduction target achieved and on track to reaching $100 million target by end of 2013, we are lowering:

•	Total cash costs[1] 2013 guidance for all gold mines[2] to $790-$840 an ounce from $850-$925 an ounce.

•	All-in sustaining costs[1] 2013 guidance for owned and operated mines to $1,100-$1,200 an ounce from $1,150-$1,250 an ounce.

•	All-in sustaining costs[1] 2013 guidance for all gold mines[2] to $1,150-$1,250 an ounce from $1,200-$1,300 an ounce.

•

As we commence reporting all-in sustaining costs[1] per ounce sold, we are also reporting all-in sustaining costs per ounce sold net of the contribution from our Niobec operation. Our decision to net the operating margin of Niobec less its sustaining capital expenditures against our all-in sustaining costs recognizes the impact of Niobec`s predictable stream of cash flow on our overall cost of production. All-in sustaining costs net of the Niobec contribution was $1,143 per ounce in the second quarter 2013, up 5% from $1,089 per ounce in the prior year period.

•

The gold margin[3] for the second quarter 2013 was $586 per ounce, compared to $856 an ounce in the second quarter 2012. This reflects a 14%, or $220, decline in the average realized gold price and a 7% increase in total cash costs over this period.

Niobium Operation

•	Niobium production for the second quarter 2013 was 1.2 million kilograms, unchanged from the same quarter 2012.

•	The operating margin[1] increased to $17 per kilogram from $15 per kilogram in the same quarter 2012.

COST REDUCTION PROGRAM

$100 Million Cost Reduction Program Delivering Results

Since announcing our $100 million cost reduction program in March of this year, 55% of planned reductions have been removed from our cost structure. Our objective was to reduce operating costs, including general and administrative costs at sites, by $54 million, exploration expenses by $40 million and corporate general and administrative costs by $6 million. The following table indicates the costs savings realized as at June 30, 2013 and examples of how this has been achieved.

Operations Examples

Target: $54 Million

Realized year-to-date: $22 Million

Reducing Power Costs and Consumption of Consumables

•	Re-allocated a portion of the Rosebel mine’s power draw, including that required to support the third ball mill, to the more favourable of two agreements governing the purchase of power.

•	Reduced consumption of energy and steel in the SAG and ball mill grinding process through accelerated commissioning of the pebble mill at Essakane.

•	Reduced cyanide consumption at Rosebel following commissioning of the third ball mill which also enabled increased throughput to the gravity circuit.

Reducing Labour Costs

•	Implemented transition plan to replace more expats with nationals.

•	Reduced staffing requirements in mining/maintenance though business process and operating efficiency improvements.

•	Replaced consultants with in-house technical services team.

Renegotiating Mining Camp Supply Contracts

•	Consolidated bus contracts for transporting workers to and from the Essakane mine, resulting in a 5% rate reduction.

•	Negotiated price discounts from local suppliers at Essakane, such as food and security.

Improving Operating Efficiencies and Reducing Maintenance Costs

•	Reduced equipment standby time through better management of shift changes.

•	Replacement of the oil renewal system has reduced frequency and cost of preventive truck maintenance.

•	Replacement of smaller 777 trucks at Rosebel with larger 785 trucks that have improved technology and lower maintenance requirements.

•	Increased drilling and blasting efficiencies by increasing bench height, particularly in waste zones, to 9-10 metres from 5-6 metres as was the prior practice.

•	Improvements and redesign to the mine roads have improved tire life, reduced hauling distances and lowered maintenance costs.

Exploration Examples

Target: $40 Million

Realized year-to-date: $30 Million

($12.9 million greenfield, $13.0 million brownfield, $4.1 million Côté Gold)

•	Downsized exploration teams by one-third, mainly in West Africa, Suriname, Brazil and Côté Gold.

•	Reduced drilling activities mainly in Mali, Burkina Faso, Peru and Suriname.

•	Reprioritized projects and deferred others.

•	Deferred or redesigned certain study elements related to Côté Gold pre-feasibility study and exploration program.

Corporate Examples

Target: $6 Million

Realized year-to-date: $3 Million

•	Reduced use of consultants.

•	Lower stock based compensation.

•	Increased reliance on communications technology resulting in less travel.

•	Other general administration.

OPERATING HIGHLIGHTS AND CORPORATE DEVELOPMENTS

Westwood Production Ramping Up

Production ramped up throughout the quarter with the batch processing of both stockpiled ore from Mouska and ore from Westwood. While all of the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the contribution from the sale of ounces produced from Westwood will be netted against capital expenditures. In total, the Westwood mill is expected to produce between 130,000 and 150,000 ounces in its first year of production, with approximately 60,000 ounces from Mouska and 80,000 ounces from Westwood.

Essakane Expansion on Track for Completion at Year-end

The plant expansion at Essakane to accommodate an increasing proportion of hard rock is on track for completion by the end of 2013. Ore grades in 2013 are expected to be 10%-15% lower than the life of mine average, mainly due to the processing of lower-grade, softer ore that had been stockpiled in prior years. As Essakane moves into harder rock, higher grades will help to mitigate the impact of the higher energy consumption required to treat harder ore and bring grades in line with the life of mine average. We also remain on track for bringing into production the softer ore from the Falagountou satellite deposit in 2014, six months ahead of the original mine plan.

Moving Forward under Rosebel’s Joint Venture Agreement with Suriname

The previously announced joint venture agreement with the Government of Suriname approved by the country’s National Assembly on April 13, 2013 has set the stage for the future production of potentially higher-grade, softer rock. Under the JV agreement, the Government of Suriname, by participating in cost sharing, will acquire a 30% interest. Production from the joint venture area will be subject to a power rate of $0.11 per kilowatt hour. As we move forward, we have to acquire additional properties and further delineate surrounding resources before we can assess what work is required to bring these resources into production.

Agreement Reached with Suriname to Reduce Power Rates at Rosebel

On August 7, 2013 we announced an agreement with the Government of Suriname to reduce the power rates supporting the current and future operations at Rosebel. The reduced power rates will support the transition of our existing operations to process harder rock and will potentially reduce costs at Rosebel by up to $50 per ounce. This agreement, which will lead to improved operating margins and a longer mine life, complements the joint venture agreement at lower power rates targeting softer ore surrounding the current operation. These new agreements will be incorporated into the feasibility assessments of several expansion scenarios for presentation to the Company’s Board at the end of the third quarter and will lead to an announcement detailing the future plans for Rosebel.

Future Expansion and Development Projects on Hold

Our decision to commit to future expansion and development projects will be conditional on a number of factors. We will not proceed with the Sadiola sulphide project without both a partner and a gold price environment necessary to generate strong project returns. The Côté Gold project, an attractive asset for our longer-term production profile, is expected to obtain required mining permits by the end of 2014, and, depending on the outcome of the pre-feasibility study at the end of 2013, complete the feasibility study by mid-2015. A decision to proceed will depend on project economics based on the projected gold price. While the expected rate of return for the Niobec expansion is attractive, and the feasibility study will be completed this year, this project will remain on hold indefinitely until we have a partner to jointly fund the project.

First Mineral Resource Estimate for the Boto Gold Project in Senegal

On July 29, 2013, we announced the first mineral resource estimate for our 100% owned Boto Gold Project in Senegal. The estimate, which includes resources for five deposits and is based on a cut-off grade of 0.6 grams of gold per tonne and a long-term gold price of $1,500 per ounce, comprises an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces. Several of the deposits remain open along strike and at depth and will be the focus of continued drilling.

Commitment to Zero Harm Continues

•

On July 8, 2013, subsequent to the end of the quarter, the Company reported the death of an employee of a local contractor who was engaged in clearing trees for the Rosebel tailing pond expansion project in Suriname.

•

Regarding health and safety, the frequency of all types of serious injuries (measured as DART rate4) for the second quarter 2013 was 0.98 compared to 1.12 for full year 2012, representing a 13% improvement.

SUMMARIZED FINANCIAL RESULTS

Financial Position ($ millions)	June 30, 2013	Change	December 31, 2012[1]
Cash, cash equivalents, and gold bullion
• at market value	$607.9	(40%)	$1,020.6
• at cost	$544.2	(39%)	$894.2
Total assets	$5,183.1	(2%)	$5,295.6
Long-term debt	$639.5	—	$638.8
Available credit facilities	$750.0	—	$750.0

Ended June 30	Three months			Six months
Summary of Financial and Operating Results ($ millions, except where noted)	2013	Change	2012[1]	2013	Change	2012[1]
Revenues	$301.1	(17%)	$364.5	$606.4	(16%)	$718.6
Cost of sales	$212.6	5%	$201.6	$397.0	4%	$380.4
Earnings from mining operations[2]	$88.5	(46%)	$162.9	$209.4	(38%)	$338.2

Net earnings/(losses) attributable to equity holders of IAMGOLD	$(28.4)	(154%)	$52.9	$(17.5)	(110%)	$172.1
Basic net earnings/(losses) per share ($/share)	$(0.08)	(157%)	$0.14	$(0.05)	(111%)	$0.46

Adjusted net earnings attributable to equity holders of IAMGOLD[2]	$30.2	(60%)	$75.3	$87.9	(47%)	$166.9
Basic adjusted net earnings per share ($/share)[2]	$0.08	(60%)	$0.20	$0.23	(48%)	$0.44

Net cash from operating activities	$37.9	(46%)	$69.6	$137.4	(37%)	$218.8
Net cash from operating activities before changes in working capital[2]	$68.3	(7%)	$73.5	$183.5	(28%)	$254.3
Net cash from operating activities before changes in working capital ($/share)[2]	$0.18	(10%)	$0.20	$0.49	(28%)	$0.68

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.
[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of this news release for the reconciliation to GAAP.

KEY OPERATING STATISTICS

Ended June 30	Three months			Six months
	2013	Change	2012	2013	Change	2012
Key Operating Statistics – Gold mines
Gold sales – attributable (000s oz)	201	(5%)	212	372	(9%)	407
Gold production – attributable (000s oz)	214	5%	204	402	(2%)	411

Average realized gold price[1] ($/oz)	$1,373	(14%)	$1,593	$1,493	(9%)	$1,645
Total cash costs[1] – gold mines ($/oz)	$787	7%	$737	$787	11%	$708
Gold margin[1] ($/oz)	$586	(32%)	$856	$706	(25%)	$937

All-in sustaining costs[1,2] – gold mines ($/oz)	$1,196	10%	$1,083	$1,239	17%	$1,057
Total all-in sustaining costs[3] ($/oz)	$1,143	5%	$1,089	$1,180	12%	$1,050

Key Operating Statistics – Niobec mine
Niobium production (millions of kg Nb)	1.2	—	1.2	2.4	4%	2.3
Niobium sales (millions of kg Nb)	1.3	8%	1.2	2.5	4%	2.4
Operating margin ($/kg Nb)[1]	$17	13%	$15	$17	13%	$15

[1]	This is a non GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	By-product credits are included in the calculation of this measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]

Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis. Refer to the All-in sustaining cost table that follows in this news release.

ATTRIBUTABLE GOLD PRODUCTION AND TOTAL CASH COSTS

The table below presents the attributable gold production and total cash costs per ounce of production to the Company.

	Gold Production (000s oz)				Total Cash Costs[1] ($/oz)
Ended June 30	Three months		Six months		Three months		Six months
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	82	94	171	187	$745	$696	$730	$666
Essakane (90%)	62	81	127	161	729	587	729	574
Doyon division[2] (100%)	41	2	46	4	811	143	831	137

	185	177	344	352	754	641	744	619

Joint ventures
Sadiola (41%)	24	22	43	47	901	1,213	966	1,104
Yatela (40%)	5	5	15	12	1,388	1,864	1,295	1,730

	29	27	58	59	995	1,349	1,045	1,234

Total commercial operations	214	204	402	411	787	737	787	708

Doyon division[2] (100%)	10	—	10	—	—	—	—	—

	224	204	412	411	787	737	787	708

Cash costs[1], excluding royalties					720	650	710	619
Royalties					67	87	77	89

Total cash costs[1]					$787	$737	$787	$708

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]

In 2012, the Mouska mine, as planned, did not produce gold other than marginal gold derived from the mill clean-up process. In 2013, the Westwood mill began processing Mouska ore. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Until Westwood achieves commercial production, the Westwood contribution from ounces sold will be netted against capital expenditures.

GOLD SALES VOLUME AND REALIZED GOLD PRICE

	Gold Sales[1] (000s oz)				Average Realized Gold Price[2] ($/oz)
Ended June 30	Three months		Six months		Three months		Six months
	2013	2012	2013	2012	2013	2012	2013	2012
Owner-operator (100%)	183	198	338	376	$1,362	$1,591	$1,485	$1,645
Joint ventures[3]	28	28	56	58	$1,446	$1,607	$1,540	$1,649

Total	211	226	394	434	$1,373	$1,593	$1,493	$1,645

[1]

Attributable sales volume for the three months ended June 30, 2013 and 2012 was 201,000 and 212,000 ounces, respectively, and for the six months ended June 30, 2013 and 2012 was 372,000 and 407,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[3]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).

ALL-IN SUSTAINING COSTS

The table below presents the Company’s all-in sustaining costs per ounce sold.

	All-in Sustaining Costs[1] ($/oz)
Ended June 30	Three months		Six months
	2013	2012	2013	2012
Owner-operator
Rosebel (95%)	$1,043	$981	$1,100	$921
Essakane (90%)	1,168	871	1,179	866
Doyon division (100%)	905	714	922	823

	1,058	930	1,111	894
Corporate general and administrative	75	72	80	73

	1,133	1,002	1,191	967

Joint ventures
Sadiola (41%)	1,370	1,293	1,377	1,325
Yatela (40%)	2,395	2,643	1,870	2,586

	1,575	1,602	1,514	1,595

All-in sustaining costs – gold mines	1,196	1,083	1,239	1,057
Niobium contribution[2]	(53)	6	(59)	(7)

All-in sustaining costs – total[3]	$1,143	$1,089	$1,180	$1,050

[1]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.
[2]	Niobium contribution consists of Niobec mine’s operating margin and sustaining capital on a per gold ounce sold basis.
[3]	By-product credits are included in the calculation of this measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

SECOND QUARTER 2013 OPERATIONS REVIEW

ROSEBEL MINE, SURINAME

Attributable gold production of 82,000 ounces for the second quarter 2013 was 13% lower than the same quarter in 2012. This was mainly due to expected lower throughput, grades and recoveries, all of which were related to the harder rock encountered. The commissioning of the third ball mill towards the end of the second quarter is expected to have a positive impact on processing harder rock.

Total cash costs of $745 per ounce produced were 7% higher than the same period in 2012. Cash costs in the quarter were favourably impacted by an adjustment to the power cost accrual reflecting the updated contract parameters, including the impact of the gold price. Excluding the portion of the adjustment pertaining to periods prior to the second quarter, total cash costs would have been $880 per ounce. The increase in total cash costs was mainly due to lower production, increased labour costs, higher maintenance costs and higher fuel costs from longer hauls. All-in sustaining costs per ounce sold were $1,043 compared to $981 in the same prior year period mainly due to higher cash costs and lower sales volume due to timing of sales, partially offset by lower sustaining capital expenditures. Sustaining capital expenditures for the second quarter 2013 were $26.7 million, a decrease of $2.3 million from the same prior year period primarily due to lower spending on mining equipment and lower resource development expenditures.

ESSAKANE MINE, BURKINA FASO

Attributable gold production of 62,000 ounces was 23% lower than the same prior year period. This was mainly due to expected lower grades and lower throughput, partially offset by higher recoveries. The 5% decline in throughput from the prior year period was due to a five-day mill shutdown required to accommodate mill expansion activities, including a new pebble crusher and the tie-in of additional carbon-in-leach tanks. During the second quarter 2013, Essakane continued stripping in Phase 2 of the push-back of the main pit.

Total cash costs in the second quarter 2013 were $729 per ounce produced, up 24% from the same prior year period. The increase was mainly due to the impact of lower grades, higher energy prices and consumption and the upward pressure on consumable prices. All-in sustaining costs per ounce sold were $1,168 compared to $871 in the same quarter 2012 mainly due to higher cash costs and higher sustaining capital expenditures. Sustaining capital expenditures for the second quarter 2013 were $30.3 million, an increase of $6.3 million from the same prior year period. The increase is primarily due to higher capitalized stripping partially offset by lower resource development expenditures.

DOYON DIVISION, CANADA

The Doyon division includes the Mouska mine and the Westwood mine. The Westwood mill, which commenced production at the end of the first quarter 2013, is batch processing ore stockpiled from the Mouska mine, which is scheduled to close at the end of 2013, and from the new Westwood mine which will ramp up throughout the year. In the second quarter 2013, the plant produced 41,000 ounces from the Mouska ore, with 35,000 ounces sold in the quarter. The variance was due to 6,000 ounces produced late in the quarter that were not sold until the first week of July. The Westwood mine produced 10,000 ounces in the quarter, but until production from the Westwood mine reaches commercial levels, expected in October of this year, the contribution from the ounces sold will be netted against capital expenditures. The revenues from the gold sold after achieving commercial production at the Westwood mine will be reported in the consolidated statements of earnings.

Towards the end of the second quarter, the service hoist at the Westwood mine experienced a software malfunction. This resulted in the loss of use of the hoist and some damage to the shaft compartment. As the software was under warranty there was no cost for the repair work, which was completed in early August. During the repair period the Doyon shaft was used to remove ore from the Westwood mine.

Total cash costs of $811 per ounce for second quarter 2013 are not comparable to the same period in 2012 as gold production in 2012 was linked to the mill clean-up process. All-in sustaining costs were $905 per ounce sold in the second quarter 2013 compared to $714 per ounce in the same prior year period when marginal gold was produced from the mill clean-up process.

SADIOLA MINE, MALI

Attributable gold production of 24,000 ounces for the second quarter of 2013 was 9% higher than in the second quarter 2012. This was the result of higher throughput and improved recoveries partially offset by lower grades.

Total cash costs of $901 an ounce produced were 26% lower than the same prior year period mainly due to lower reagent and maintenance costs and higher production. The 11% decrease in royalties reflected lower average realized gold prices. All-in sustaining costs per ounce sold were $1,370 compared to $1,293 in the same quarter 2012 due to higher sustaining capital expenditures. Sustaining capital expenditures for the second quarter 2013 were $11.2 million, an increase of $7.1 million from the same prior year period primarily due to higher capitalized stripping.

Sadiola did not distribute a dividend in the second quarter 2013 and 2012.

YATELA MINE, MALI

Attributable gold production of 5,000 ounces for the second quarter 2013 was in line with the same prior year period. Total operating material mined was 41% lower compared to the same prior year period as the mine nears the end of life. The 19% decrease in royalties reflected lower average realized gold prices.

Total cash costs per ounce produced were $1,388 in the second quarter 2013, down 26% from the same quarter 2012. This was due to lower contractor costs and the impact of the impairment of inventories during first quarter 2013 which reduced the net cost of gold produced. All-in sustaining costs per ounce sold were $2,395 compared to $2,643 in the same quarter 2012 mainly due to lower sustaining capital expenditures, and were higher than total cash costs due to the inclusion of the inventory write down which is excluded from total cash costs.

Yatela did not distribute a dividend in the second quarter 2013 and 2012.

NIOBEC MINE, CANADA

Niobium production in the second quarter 2013 of 1.2 million kilograms was in line with the same prior year period as consistent Nb2O 5 ore grades were realized together with higher throughput.

Niobium revenue increased to $49.8 million in the second quarter 2013 from $48.4 million in the same prior year period due to higher sales volume. The operating margin of $17 per kilogram was up from $15 in the same prior year period.

Niobium is largely tied to the steel industry. The steel industry continues to grow production, mainly due to continued output from China. For the first time in quite a while we saw quarter-over-quarter steel production growth in China, Europe and Japan, with overall growth of 3%. With the growth in Europe and Japan during the quarter, worldwide niobium consumption grew 19%, a significant improvement from the decline experienced year-over-year. As for Niobec, the niobium business continues to be a stable business, with prices and volumes holding steady.

CAPITAL EXPENDITURES1

Capital expenditures (“CAPEX” in the second quarter 2013 were $198.5 million and $407.6 million year-to-date, inclusive of joint ventures. The following table shows the split between expansion-related CAPEX and sustaining CAPEX.

Ended June 30, 2013	Three months			Six months
($ millions)	Sustaining	Development/ Expansion	Total	Sustaining	Development/ Expansion	Total
Gold segments
Rosebel[2]	$26.7	$3.3	$30.0	$62.7	$15.6	$78.3
Essakane[2]	30.3	56.1	86.4	60.8	101.7	162.5
Westwood	—	43.7	43.7	—	95.6	95.6

Total gold segments	57.0	103.1	160.1	123.5	212.9	336.4
Niobec	10.7	14.1	24.8	19.1	23.9	43.0
Corporate and other	—	—	—	0.2	—	0.2

Total capital expenditures, consolidated	67.7	117.2	184.9	142.8	236.8	379.6
Joint ventures[3] – Sadiola and Yatela	12.2	1.4	13.6	19.2	8.8	28.0

	$79.9	$118.6	$198.5	$162.0	$245.6	$407.6

[1]	Capitalized borrowing costs are not included.
[2]

On an attributable basis, Rosebel (95%) and Essakane (90%) sustaining capital expenditures are $25.4 million and $27.3 million respectively for the three months ended June 30, 2013 and $59.6 million and $54.7 million respectively for the six months ended June 30, 2013.

[3]	Attributable capital expenditures of joint ventures: Sadiola (41%) and Yatela (40%).

Rosebel

In 2013, planned capital expenditures are $130 million, with $78.3 million expended year-to-date. Second quarter sustaining CAPEX of $26.7 million included mining equipment ($6.2 million), capitalized stripping ($1.8 million), resource development ($3.2 million), tailings dam ($2.0 million), capital spares ($3.3 million), and other sustaining capital ($10.2 million). Expansion CAPEX of $3.3 million related to mining equipment for expansion ($1.0 million), the third ball mill ($1.8 million) and the feasibility study ($0.5 million).

The feasibility study to determine the optimum mine plan scenario for Rosebel, and which will be incorporating the recently announced reduced power rates, is expected to be completed at the end of the third quarter 2013. The associated capital program, if any, would depend on the outcome of the feasibility study.

Essakane

In 2013, planned capital expenditures are $300 million, with $162.5 expended year-to-date. Second quarter sustaining CAPEX of $30.3 million included capitalized stripping ($19.6 million), mining equipment ($4.8 million), resource development ($2.4 million), and other sustaining capital ($3.5 million). Expansion CAPEX of $56.1 million related to the expansion of the plant to accommodate the transition to hard rock (construction, mine and mill equipment), which will be completed by the end of 2013.

Westwood

In 2013, planned capital expenditures are $100 million, with $95.6 million expended year-to-date. Second quarter CAPEX of $43.7 million related to significant infrastructure preparation and construction, including completing surface infrastructure, mill refurbishing and the paste fill plant.

Niobec

In 2013, planned capital expenditures are $80 million, with $43.0 million expended year-to-date. Second quarter sustaining CAPEX of $10.7 million included underground mine development ($3.4 million), capital spares ($1.3 million), completion of the underground garage ($1.2 million), mill optimization ($1.2 million) and various other projects ($3.6 million). Although the Niobec expansion is deferred until we have a partner to participate in the funding, CAPEX spending in the second quarter related to the feasibility study, land acquisition costs and mine development associated with expansion and construction.

Joint Ventures

In 2013, planned capital expenditures are $75 million, with $28.0 million expended year-to-date. Second quarter sustaining CAPEX of $12.2 million included capitalized stripping ($8.7 million) at Sadiola. There were no significant capital expenditures at Yatela.

EXPLORATION

We were active at development and greenfield exploration projects in eight countries located in West Africa and North and South America for the six months ended June 30, 2013. In the second quarter 2013, exploration expenditures totaled $23.2 million, of which $15.8 million was expensed and $7.4 million capitalized. This compares to $35.4 million for the same period in 2012. Drilling activities from all projects totalled approximately 95,800 metres (over 213,850 metres during the six months ended June 30, 2013).

In light of our $100 million cost reduction initiative, we have re-prioritized our global exploration activities and lowered our 2013 outlook by $40 million. The reduction in exploration activities relates to greenfield projects ($14.9 million), brownfield projects ($18.6 million) and the Côté Gold project ($6.5 million). The reduction in Côté Gold spending reflects the deferral of some exploration costs into future years, as well as a redesign of some study components. The changes are not anticipated to impact the timing of the project. Nevertheless, we plan to undertake significant greenfield exploration campaigns on priority projects in Ontario, Brazil and Senegal, and largely maintain planned resource development drilling programs at the Rosebel, Essakane, Westwood and Niobec operations. The outlook for 2013 exploration expenditures of $99.0 million is $48.2 million lower than expenditures in 2012.

BOTO Gold Project, Senegal

On July 29, 2013, we announced the first National Instrument 43-101 compliant mineral resource estimate for our wholly owned Boto Gold Project in eastern Senegal. The resource estimate, based on a cut-off grade of 0.6 grams of gold per tonne and a long-term gold price of $1,500 per ounce, incorporates assay results from 423 diamond and reverse circulation drill holes totalling 56,832 metres. The estimate comprises an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces. A significant portion of the estimate is derived from the newly discovered Malikoundi deposit which overall displays higher grades than most of the previously discovered zones. The effective date of this resource estimate is April 19, 2013. Although the 2013 drilling program has now ceased with the onset of the annual rainy season, which generally persists in the region from mid-July to October, we expect to resume drilling as conditions improve. We plan to continue advancing the project towards the commissioning of a scoping study in 2014 and will complete further resource updates as merited.

2013 OUTLOOK

PRODUCTION AND COSTS – Production Guidance Maintained/Cost Guidance Lowered

IAMGOLD Full Year Guidance	2013
Rosebel (000s oz)	365 – 385
Essakane (000s oz)	255 – 275
Doyon division[1] (000s oz)	130 – 150

Total owner-operator production (000s oz)	750 – 810
Joint ventures (000s oz)	125 – 140

Total attributable production (000s oz)	875 – 950

Total cash costs[2] – owner-operator ($/oz)	$750 – $800
Total cash costs – gold mines ($/oz)	$790 – $840

All-in sustaining costs[2] – owner-operator ($/oz)	$1,100 – $1,200
All-in sustaining costs – gold mines ($/oz)	$1,150 – $1,250

Niobec production (millions of kg Nb)	4.7 – 5.1
Niobec operating margin[2] ($/kg Nb)	$15 – $17

Effective tax rate (%)	38%

[1]

Doyon division production of 130,000 to 150,000 ounces includes Westwood non-commercial production of 40,000 to 50,000 ounces. Associated contribution will be recorded against its mining assets in the consolidated balance sheets.

[2]	This is a non-GAAP measure. Refer to the non-GAAP performance measures section of the MD&A for the reconciliation to GAAP.

We maintain our 2013 annual gold production guidance in the range of 875,000 to 950,000 ounces. Production is expected to trend higher in the third quarter and is expected to end the year within guidance.

With 55% of the cost reduction target achieved to date, we are lowering total cash costs guidance for all gold mines from $850 to $925 to a range of $790 to $840 per ounce produced. Compared to the first half of the year, total cash costs for the remainder of the year are expected to trend higher, mainly due to increasing hard rock at Essakane and Rosebel. We have lowered our 2013 all-in sustaining costs – gold mines guidance from $1,200 to $1,300 to a range of $1,150 to $1,250 an ounce. The decrease in all-in sustaining costs relates to lower guidance for total cash costs.

We expect to produce between 4.7 and 5.1 million kilograms of niobium in 2013 at an operating margin1 between $15 and $17 a kilogram.

As disclosed in IAMGOLD`s annual MD&A, depreciation expense is expected to increase in 2013 compared to 2012 with the commencement of commercial production at the Westwood mine and higher depreciation of capitalized stripping at Essakane. Depreciation is expected to be in the range of $175 million to $185 million, excluding Sadiola and Yatela, which are accounted for as equity investments.

The outlook is based on assumptions for the remainder of the year using an average realized gold price of $1,350 per ounce, C$/U.S.$ exchange rate of 1.00, U.S.$ /€ exchange rate of 1.30 and average crude oil price of $95 per barrel.

Effective Tax Rate

The unusually high effective tax rate for the second quarter 2013 was mainly due to items not representative of our core gold and niobium businesses. Most significant, was the $39.3 million in total impairment charges relating to the decline in the market value of marketable securities and equity investments, for which there is limited tax deductibility. These items, along with others, may be found in our Adjusted Net Earnings reconciliation which follows in this news release. After considering the tax impact of those items listed in the adjusted earnings calculation, the effective adjusted tax rate for the six months ended June 30, 2013 was 39%, slightly higher than the annual effective tax rate of 38% given as guidance due to the geographical mix of income.

Income tax paid was $40.0 million in the second quarter 2013. As in the prior year, the significant increase in income tax paid from the first quarter reflects final payments for the previous year’s income tax liabilities as well as installments for the estimated income tax liabilities for the current year.

CAPITAL EXPENDITURES OUTLOOK1

The Company’s capital expenditure forecast for 2013 is set out below.

($ millions)	Sustaining	Development/ Expansion		Total
Owner-operator
Rosebel	$108	$22	[2]	$130
Essakane	100	200		300
Westwood	20	80		100

	228	302		530
Niobec	31	49		80
Corporate	5	—		5

Total capital expenditures, consolidated	264	351		615
Joint ventures – Sadiola[3] and Yatela	30	45		75

	$294	$396		$690

[1]	Capitalized borrowing costs are not included.
[2]

The feasibility study to determine the optimum mine plan scenario for Rosebel, and which will be incorporating the recently announced reduced power rates, is expected to be completed at the end of the third quarter 2013. The associated capital program, if any, would depend on the outcome of the feasibility study.

[3]

Attributable capital expenditures of $75 million include sustaining capital expenditures, capitalized stripping costs and existing commitments related to the ordering of long lead items in 2012 for the Sadiola sulphide expansion project.

We are maintaining our capital expenditure outlook for 2013 for operations owned and operated by IAMGOLD. For Sadiola, the sustaining capital guidance has been increased by $10 million due to higher capitalized stripping, and the development/expansion capital guidance has been increased by $15 million to reflect our share of additional expansion spending by our joint venture partner that is expected to be higher than originally forecasted. Studies are underway to evaluate alternative processing options for the sulphide ore at reduced capital costs.

NON-GAAP PERFORMANCE MEASURES – ADJUSTED NET EARNINGS

Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are non-GAAP performance measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings attributable to equity holders of IAMGOLD and adjusted net earnings attributable to equity holders of IAMGOLD per share are intended to provide additional information, but are unlikely to be comparable to similar measures presented by other issuers. These measures do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings attributable to equity holders of IAMGOLD represent net earnings attributable to equity holders excluding certain impacts, net of tax, such as impairments of investments in associates and marketable securities, interest expense that is unrelated to financing working capital, foreign exchange gains or losses, unrealized derivative gains or losses, gains or losses on sales of assets and marketable securities, write down of receivables, restructuring charges, changes in estimates of asset retirement obligations at closed sites, and the impact of significant changes in tax laws for mining taxes. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of earnings before income tax expense as per the consolidated interim statements of earnings, to adjusted net earnings attributable to equity holders of IAMGOLD.

Ended June 30	Three months		Six months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Earnings before income tax expense	$3.6	$108.3	$56.9	$287.1

Adjusted items:
• Impairment of investments	39.3	14.9	66.7	19.5
• Interest expense on senior unsecured notes	5.3	—	13.0	—
• Foreign exchange losses (gains)	(0.2)	0.6	1.4	(10.5)
• Unrealized derivative losses (gains)	9.6	5.8	21.6	(3.8)
• Gains on sale of marketable securities	—	(3.7)	—	(9.3)
• Losses (gains) on sale of assets	(0.1)	0.1	0.2	(2.2)
• Write down of receivables[2]	12.2	—	12.2	—
• Restructuring charges	1.4	—	1.4	—
• Changes in estimates of asset retirement obligations at closed sites	(10.2)	3.6	(12.5)	0.5

	57.3	21.3	104.0	(5.8)

Adjusted earnings before income taxes	60.9	129.6	160.9	281.3
• Income tax expense	(28.9)	(47.4)	(64.9)	(97.2)
• Tax impact of adjusted items	1.3	1.1	1.4	0.6
• Non-controlling interests	(3.1)	(8.0)	(9.5)	(17.8)

Adjusted net earnings attributable to equity holders of IAMGOLD	$30.2	$75.3	$87.9	$166.9

Basic weighted average number of common shares outstanding (millions)	376.6	376.1	376.6	376.0
Basic adjusted net earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.08	$0.20	$0.23	$0.44

Effective adjusted tax rate (%)	45%	36%	39%	34%

[1]	Balances related to 2012 have been reclassified as per note 2(c) (ii) of the consolidated interim financial statements.
[2]

Includes $5.1 million related to the write down of receivables at Yatela, which is reported on the consolidated statements of earnings in share of net earnings (losses) from investments in associates and joint ventures (net of income tax).

NON-GAAP PERFORMANCE MEASURES – NET CASH FROM OPERATING

ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

The Company makes reference to a non-GAAP performance measure for net cash from operating activities before changes in working capital and net cash from operating activities before changes in working capital per share. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital:

Ended June 30	Three months		Six months
($ millions, except where noted)	2013	2012[1]	2013	2012[1]
Net cash from operating activities per consolidated interim financial statements	$37.9	$69.6	$137.4	$218.8
Adjusting items from non-cash working capital items and non-current ore stockpiles
• Receivables and other current assets	4.5	5.2	(3.0)	(10.9)
• Inventories and non-current ore stockpiles	(6.3)	11.8	20.8	38.2
• Accounts payable and accrued liabilities	32.2	(13.1)	28.3	8.2

Net cash from operating activities before changes in working capital	$68.3	$73.5	$183.5	$254.3

Basic weighted average number of common shares outstanding (millions)	376.6	376.1	376.6	376.0

Basic net cash from operating activities before changes in working capital per share ($/share)	$0.18	$0.20	$0.49	$0.689

[1]	Balances related to 2012 have been reclassified as per note 2(c)(ii) of the consolidated interim financial statements.

End Notes (excluding tables)

(1)	This is a non-GAAP measure. Please refer to the non-GAAP performance measures section of the MD&A for reconciliation to GAAP.
(2)	Gold mines, as used with total cash costs and all-in sustaining costs, consist of Rosebel, Essakane, Doyon division, Sadiola and Yatela on an attributable basis.
(3)	This is a non-GAAP measure. Please refer to the reconciliation to GAAP above in this news release.
(4)	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

CONFERENCE CALL

A conference call will be held on Tuesday, August 13, 2013 at 8:30 a.m. (Eastern Standard Time) for a discussion with management regarding IAMGOLD`s second quarter 2013 operating performance and financial results. A webcast of the conference call will be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-855-410-0553 or 1-646-583-7389, passcode: 706949#.

A replay of this conference call will be available from 5:00 p.m. August 14th to September 14th, 2013. Access this replay by dialling: North America toll-free: 1-855-410-0556 or 1-646-583-7395, passcode: 338790#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to being included under, the headings “Second Quarter 2013 Highlights”, Operating Highlights and Corporate Developments”, and “2013 Outlook”, and include, without limitation, statements with respect to: the Company’s guidance for production, cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “suggest”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world’s top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complimented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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